CAPITALIZATION AND INDEBTEDNESS

The following table sets forth Statoil's current and long-term liabilities and total capitalization as at 30 June 2010.

	NOK	USD 1)
Current liabilities:
Financial liabilities	11,958	1,957
Other current liabilities	126,572	20,714
Total current liabilities	138,530	22,670

Non-current liabilities:
Financial liabilities 2)	95,898	15,694
Unsecured	95,199	15,579
Secured	699	114
Other non-current liabilities	170,640	27,925
Total non-current liabilities	266,538	43,619

Minority interest:	1,332	218

Statoil's shareholders' equity:
Share capital	7,972	1,305
Treasury shares	(14)	(2)
Additional paid-in capital	41,622	6,811
Additional paid-in capital related to treasury shares	(820)	(134)
Retained earnings	141,731	23,194
Other reserves	15,142	2,478
Total shareholders' equity	206,965	33,870

Total long-term liabilities and shareholders' equity	473,503	77,489

1)	Solely for the convenience of the reader, translations from Norwegian kroner into U.S. dollars are made at the rate of NOK 6.1106 to USD 1.00, mid rate from the Central Bank of Norway buying rate on July 30, 2010.

2)	Since June 30, 2010, there has been no material change in our capitalization and indebtedness.